Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statements (File Nos. 333-261817 and 333-261817-01) on Form F-3 of our report dated March 29, 2023, with respect to the consolidated financial statements of Petróleo Brasileiro S.A. – Petrobras and subsidiaries, and the effectiveness of internal control over financial reporting.

/s/ KPMG Auditores Independentes Ltda.

Rio de Janeiro, Brazil

March 29, 2023

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.	KPMG Auditores Independentes Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.